UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RADIANT LOGISTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3625550
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

405 114th Avenue S.E., Third Floor
Bellevue, Washington 98004
(Address of principal executive offices, including Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock	NYSE Amex LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-99867 (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

FORM 8-A

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Registration Statement on Form 8-A is being filed to register the common stock, par value $0.001 per share (the “Common Stock”), of Radiant Logistics, Inc., a Delaware corporation (the “Company,” “we” or “us”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the listing of our Common Stock on the NYSE Amex LLC (the “NYSE Amex”).

Item 1. Description of Registrant’s Securities to be Registered.

Common Stock

Our authorized stock consists of 50,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.  Subject to the preferential rights of any other class or series of stock and to the provisions of our certificate of incorporation regarding the restrictions on transfer of stock, if applicable, holders of shares of our Common Stock are entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us, and to share ratably in our assets legally available for distribution to stockholders in the event of a liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities, including the preferential rights on dissolution of any class or classes of preferred stock.

Each share of Common Stock is entitled to one vote, subject to any applicable provisions of our certificate of incorporation regarding restrictions on transfer of stock, and will be fully paid and non-assessable upon issuance. Pursuant to our bylaws, except for any matters which pursuant to Delaware law require a greater percentage vote for approval, the holders of a majority of the outstanding shares of Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of our stockholders. Except as to any matters which pursuant to Delaware law require a greater percentage vote for approval, the majority of the votes cast at a meeting of the stockholders (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of the board of directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the resignation, death or removal of directors.

Shares of our Common Stock have no preference, conversion, exchange, redemption, appraisal, sinking fund, preemptive or cumulative voting rights.  Our authorized stock may be increased and altered from time to time in the manner prescribed by Delaware law. Our certificate of incorporation authorizes our board of directors to reclassify any unissued shares of Common Stock in one or more classes or series of stock, including preferred stock.

As of the date hereof, there are 32,710,913 shares of our Common Stock issued and outstanding (including 400,000 treasury shares) and options and restricted shares under our 2005 Stock Incentive Plan which upon exercise or issuance, as applicable, will enable the purchase in the future of 4,553,067 shares of our Common Stock, which shares have been reserved on our books for future issuance.

Preferred Stock

WE ARE NOT REGISTERING ANY SHARES OF OUR PREFERRED STOCK FOR TRADING ON THE NYSE AMEX EXCHANGE. THE BELOW REFERENCED DESCRIPTIONS OF DESIGNATIONS, RELATIVE RIGHTS AND PREFERENCES OF OUR PREFERRED STOCK ARE PROVIDED ONLY FOR THE PURPOSES OF COMPARING THE FOREGOING CHARACTERISTICS WITH THOSE OF OUR COMMON STOCK

Our certificate of incorporation provides that our board of directors may establish one or more classes or series of preferred stock having such number of shares and relative voting rights, designation, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution or our winding up in such amounts are established by our board of directors' resolutions issuing such shares. We currently do not have any shares of preferred stock outstanding.

Provisions Having a Possible Anti-Takeover Effect

Delaware General Corporation Law

The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (“DGCL”), an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

The provisions regarding certain business combinations under the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "Preferred Stock," may have the effect of delaying or deterring a change in the control or management of the Company.

Certificate of Incorporation

One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management.  The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

Limitations on Liability and Indemnification of Officers and Directors

Under the DGCL, a corporation may indemnify any director, officer, employee or agent of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The Certificate of Incorporation provides that a director will not be personally liable to the Company or to its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

-	for any breach of the directors’ duty of loyalty to the Company or its stockholders;
-	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
-	for acts relating to the unlawful payment of a dividend or an unlawful stock purchase or redemption; or
-	for any transaction from which the director derived an improper personal benefit.

The By-laws provide that, to the fullest extent permitted under the DGCL, the Company will indemnify any person who was or is involved or was or is threatened to be made involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, liability and loss actually and reasonably incurred by him or her in connection with such proceeding.  The by-laws provide further that the right to indemnification includes the right to receive payment of all reasonable expenses incurred by the indemnified person in connection with such proceeding in advance of the final disposition of the proceeding.

The limitation of liability and indemnification provisions in the by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders.  In addition, a stockholder’s investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without the approval of the Company stockholders.  The Company may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Item 2. Exhibits.

Because no other securities of the registrant are registered on the NYSE Amex, and the securities being registered by this Form 8-A are not being registered pursuant to Section 12(g) of the Exchange Act, no exhibits are required to be filed with this Form 8-A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RADIANT LOGISTICS, INC.

Date: January 6, 2012	By:	/s/ Bohn Crain
Name: Bohn Crain
Title: Chief Executive Officer